                                                                    EXHIBIT 20.1

(BW) (TOTAL-RENAL-CARE) (TRL) Total Renal Care Doubles

Second-Quarter Revenue, Triples Earnings, and Increases EPS by 83% on More Shares; Company Continues Wave of Strategic Acquisitions and Startups; Ancillary Services Also Contribute

          Business Editors
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          Recent Highlights:
          --  Revenues rise 110% to $64.6 million
          --  Earnings triple to $5.7 million
          --  Acquires 12 dialysis centers with 205 stations and more than 1,200 patients since secondary equity offering in April
          --  Repurchased 42% of outstanding 12% Senior Subordinated Discount notes on July 22
          --  Third-largest dialysis provider now serves approximately 9,000 patients, 120 centers with 1,759 stations
- -0-
          TORRANCE, Calif.--(BUSINESS WIRE) --Aug. 6, 1996--Bolstered by a continuing wave of strategic acquisitions and start-ups, Total Renal Care Holdings, Inc. (NYSE: TRL) today announced record revenues and net income for the second quarter and the six months ended June 30.

          Revenues more than doubled in the quarter, climbing 110% to $64.6 million from $30.7 million in the corresponding period of 1995. Net income tripled to $5.7 million, or 22 cents per share, based on 26.6 million weighted average shares outstanding. The Company posted net income of $1.9 million, or 12 cents per share, based on 15.5 million weighted average shares outstanding in the second quarter of 1995. All 1995 figures are restated to reflect a change in the Company's fiscal year-end to December 31 from May 31.

          "We continue our overall aggressive, disciplined expansion strategy to increase our market presence in geographic areas that we currently serve through acquisitions, de novo developments, and hospital alliances, and to develop a meaningful presence in new geographic areas by acquiring networks of centers," stated Victor M.G. Chaltiel, TRL Chairman, President and Chief Executive Officer.

Fast Growth for a Leading Position

          "With our strategic, aggressive yet disciplined program of dialysis-center startups and acquisitions, we're expanding our share and consolidating our leading position in the increasing number of markets in which we compete," said Victor M. G. Chaltiel, Chairman, President and Chief Executive Officer.

          For the first six months, revenues rose 104.1% to $114.8 million from $56.3 million in 1995. Net income for the first six months was up 245% to $10 million, or 40 cents per share, based on 24.9 million weighted average shares outstanding, versus $2.9 million, or 19 cents per share, based on 15.4 million shares a year ago.

          The Company has increased its number of treatment facilities through acquisitions and start-ups from 54 at the end of the calendar 1995 second quarter to 114 at the end of the second quarter of 1996 and 120 as of August 1, 1996. Twelve centers have been added since the Company completed a secondary equity offering in April. Primarily as a result of this expansion, TRL now serves approximately 9,000 patients with end-stage renal disease (ESRD) versus 7,600 at the end of the first quarter in 1996. The Company is the nation's third-largest provider of dialysis services.

Earnings Rise Faster Than Revenues

          Net income is gaining at a faster rate than revenue for several reasons, according to Chaltiel.

          "In addition to benefiting from our start-up and acquisition strategy, we're achieving an increasing contribution from ancillary programs such as laboratory and pharmacy services," he said. "Also, with our July 22 bond buy-back and the proceeds from our equity offerings, our interest expense has declined significantly. While continuing to add critical resources, we are keeping our overhead under control and spreading these expenses over a larger revenue base."

          "The Company's laboratory, relocated to central Florida in the first quarter 1996, now serves most of TRL's dialysis centers, except our more recent acquisitions. Our lab provides a unified data base of clinical outcomes in a state-of-the-art setting," Chaltiel said. "Lab tests add about $13 in revenue per dialysis treatment, or currently about $12 million per year on an annualized basis."

          "The benefit to earnings of our recent acquisitions will begin to be fully realized in the third quarter," Chaltiel concluded.

Repurchase of 12% Discount Notes

          With the recent purchase of 43% of its outstanding 12% Senior Subordinated Discount Notes, the Company has now retired 62% of this debt. In August 1994, the Company completed a $100 million offering of the Discount Notes.

          Torrance, California-based Total Renal Care Holdings, Inc. is the third largest provider of integrated dialysis services in the U.S. for patients suffering from chronic kidney failure. The Company owns and operates high-quality, free-standing kidney dialysis centers and home peritoneal dialysis programs in 16 states, Washington, D.C. and Guam and also provides high-quality acute hemodialysis services to inpatients on behalf of 81 hospitals. TRL has increased its number of outpatient dialysis facilities to 120 with 1,759 stations, and provides services to approximately 9,000 patients. The Company additionally operates ESRD laboratory and pharmacy facilities, as well as vascular access management and transplant services programs.

          For information on Total Renal Care Holdings, Inc. via facsimile at no cost, call

1-800-PRO-INFO and dial company code 039.
- -0-

                        TOTAL RENAL CARE HOLDINGS, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

      THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED)

                                                 Three Months                       Six Months
                                        -------------------------------   ------------------------------
                                               1996            1995             1996            1995
                                        ---------------   -------------   --------------   -------------
Net operating revenues...................   $64,583,000     $30,624,000     $114,820,000     $56,093,000
Facilities...............................    43,318,000      19,498,000       76,647,000      36,420,000
General and administrative...............     4,800,000       2,777,000        8,701,000       5,200,000
Provision for doubtful accounts..........     1,337,000         687,000        2,333,000       1,266,000
Depreciation and amortization............     3,572,000       1,414,000        6,032,000       2,673,000
Total operating expenses.................    53,027,000      24,376,000       93,713,000      45,559,000
Operating income.........................    11,556,000       6,248,000       21,107,000      10,534,000
Interest expense.........................    (2,238,000)     (2,502,000)      (4,150,000)     (4,712,000)
Interest income..........................     1,182,000         117,000        1,613,000         174,000
Income before income taxes and minority
 interests...............................    10,500,000       3,863,000       18,570,000       5,987,000
Income taxes.............................     4,110,000       1,352,000        7,151,000       2,078,000
Income before minority interests.........     6,390,000       2,511,000       11,419,000       3,909,000
Minority interests in income of
 consolidated subsidiaries...............       664,000         613,000        1,417,000       1,010,000
Net income...............................   $ 5,726,000     $ 1,898,000     $ 10,002,000     $ 2,890,000
Net income per common share..............         $0.22           $0.12            $0.40           $0.19
Weighted average number of common
 shares and equivalents outstanding......    26,600,000      15,500,000       24,900,000      15,400,000

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                        TOTAL RENAL CARE HOLDINGS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      JUNE 30, 1996 AND DECEMBER 31, 1995

                                                         June 30,                 December 31,
                                                           1996                      1995
                                                      ---------------            -------------
                                                        (unaudited)
ASSETS
Current Assets:
 Cash and Cash equivalents........................      $ 39,969,000               $ 30,181,000
 Accounts receivable, less allowance for
  doubtful accounts of $9,752,000 and
  $5,668,000, respectively........................        82,375,000                 40,014,000
 Receivable from Tenet, a related company.........           390,000                    432,000
 Other current assets.............................         8,685,000                  4,867,000
  Total current assets............................       131,419,000                 75,494,000
 Property and equipment, net......................        44,456,000                 25,505,000
 Note receivable from a related party.............         1,678,000                  1,379,000
 Investment in affiliate, at equity...............           995,000                    972,000
 Other long-term assets...........................           887,000                    885,000
 Intangible assets, net of accumulated
  amortization of $10,348,000 and
  $7,353,000, respectively........................       111,611,000                 59,763,000


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities:
 Total current liabilities........................      $ 23,366,000               $ 20,803,000
 Other long-term liabilities......................         1,329,000                    510,000
 Long-term debt and other.........................        58,295,000                 56,538,000
 Minority interests...............................         4,541,000                  3,343,000
Stockholders' equity:
 Common stock, voting ($.001 par value;
  55,000,000 shares authorized;
  25,850,487 and 22,308,207 issued and
  outstanding, respectively)......................            26,000                     22,000
 Additional paid-in capital.......................       234,370,000                123,710,000
 Notes receivable from stockholders...............        (2,727,000)                (2,773,000)
 Retained earnings (deficit)......................       (28,154,000)               (38,155,000)
  Total stockholders' equity......................       203,515,000                 82,804,000
                                                        ------------               ------------
                                                        $291,046,000               $163,998,000

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CONTACT:  Total Renal Care
          Victor M.G. Chaltiel, CEO, 310/792-2600
          John King, CFO, 310/792-2600
               or
          The Financial Relations Board
          Daniel Saks, 310/442-0599 (General Info)
          Moira Conlon, 310/442-0599 (investors)
          Kathy Brunson, 312/266-7800 (investors)